Prudential Investments LLC

655 Broad Street- 17th Floor

Newark, New Jersey 07102

May 1, 2016

The Board of Trustees

The Target Portfolio Trust

655 Broad Street-17th Floor

Newark, New Jersey 07102

Re: Prudential Corporate Bond Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed, through November 30,2017 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, taxes, interest, brokerage, underlying fund expenses, extraordinary expenses and certain other expenses) of each class of shares of the Fund to .55% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENT LLC

By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin

Title: Vice President